THIRD QUARTER 2006
EARNINGS RELEASE
ROYAL BANK OF CANADA REPORTS RECORD RESULTS FOR THE THIRD QUARTER 2006
The financial information in this document is in Canadian dollars and based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.
Third quarter 2006 highlights compared with the third quarter of 2005:
•	Record net income of $1,177 million, up 20%; Net income from continuing operations(1) of $1,194 million, up 19%.

•	Diluted earnings per share (EPS) of $.90, up 22%; Diluted EPS from continuing operations of $.91, up 20%.

•	Return on common equity (ROE) of 23.1%, up 310 basis points.

•	Revenue from continuing operations of $5,206 million, up $277 million, or 6%, on stronger trading results and higher wealth management and banking volumes.

•	Non-interest expense from continuing operations of $2,861 million, up $129 million, or 5%, due to higher variable compensation reflecting strong business performance.

•	Total assets of $524 billion, up 13%.

(1)	Continuing operations exclude the results of our discontinued operations, RBC Mortgage Company.
TORONTO, August 25, 2006 – Royal Bank of Canada (RY on TSX and NYSE) reported record net income of $1,177 million for the third quarter ended July 31, 2006, up 20% from a year ago. Diluted EPS were $.90, up 22%. ROE was 23.1%, compared to 20% a year ago.
     Commenting on the results, Gordon M. Nixon, President & CEO, said, “Our strong performance reflects our continuing momentum from the strength of our franchise as we successfully execute our growth initiatives in North America and abroad. Our business segments continued to deliver solid results this quarter.”
     Net income from continuing operations of $1,194 million was up $193 million, or 19%, from a year ago. Diluted EPS were $.91, up $.15 or 20%. ROE was 23.1% compared to 20.2% a year ago. The increase reflected strong revenue growth across all our business segments and a lower effective income tax rate, partially offset by higher variable compensation. This growth was achieved despite the $45 million reduction in the translated value of U.S. dollar-denominated earnings due to the stronger Canadian dollar versus a year ago.
     Revenue increased $277 million, or 6%, from a year ago, primarily due to stronger trading results in improved market conditions and strong volume growth in our wealth management and banking businesses.
     Non-interest expense increased $129 million, or 5%, from a year ago largely due to higher variable compensation reflecting strong business performance. Higher costs incurred in support of our growth initiatives, such as increased staffing levels in our distribution network and higher professional fees and marketing and advertising costs were largely offset by lower costs in other categories partly reflecting our continued cost management efforts.
     Total provision for credit losses was lower by $29 million, or 23%, from a year ago, primarily reflecting lower Canadian and U.S. commercial credit losses. This decrease also reflected the strong credit quality of our portfolios and the continuation of favourable credit conditions.
     Insurance policyholder benefits, claims and acquisition expense decreased $54 million, or 8%, from the prior year. This decrease is largely attributable to lower investment income on equities backing Canadian universal life policies and the favourable impact on the translated value of U.S. dollar-denominated actuarial liabilities as a result of the stronger Canadian dollar. These factors were partially offset by growth in our Canadian Life business.
     Income taxes decreased compared to the prior year mainly due to higher net income reported by our foreign subsidiaries operating in lower income tax jurisdictions. A higher level of income from tax-efficient sources, including dividends, also contributed to the decrease. These factors contributed to the decrease in the effective income tax rate to 23.5% in the current quarter compared to 28.3% in the prior year.
     Compared to the second quarter of 2006, net income increased $59 million, or 5%, and diluted EPS rose $.05, or 6%. Net income from continuing operations was up $66 million, or 6%, and diluted EPS from continuing operations increased $.05, or 6%. This increase largely reflected strong revenue growth in our banking businesses mainly due to three additional days this quarter, and lower provisions for credit losses mainly due to a number of contributing factors including seasonal effects in our consumer portfolios. These factors were mostly offset by lower trading results, which were down from record levels last quarter.
     Compared to the first nine months of 2005, net income increased $601 million, or 21%. Nine month diluted EPS were $2.64, up $.47, or 22%. Net income from continuing operations was $3,494 million, up $600 million, or 21%, compared to the prior year, primarily due to strong revenue growth across all business segments. A lower effective income tax rate and lower provisions for credit losses also contributed to the increase. These factors were offset by higher variable compensation and the $95 million reduction in the translated value of U.S. dollar-denominated earnings due to the stronger Canadian dollar. Revenue increased $900 million, or 6%, from a year ago, primarily due to solid growth in our wealth management and banking businesses and stronger trading results on improved market conditions. Non-interest expense increased $493 million, or 6%, over the prior period largely due to higher variable compensation primarily in RBC Capital Markets and our wealth management businesses reflecting stronger business performance, and higher costs in support of our business growth. The provision for credit losses decreased $82 million, or 23%, from the prior period mainly reflecting the $50 million general allowance reversal in the first quarter of 2006 and the continuing strong credit quality across most of our portfolios.
     Discontinued operations net loss in the current quarter of $17 million was due to charges related to the wind-down of RBC Mortgage Company. This compared to a net loss of $22 million in the prior year and a net loss of $10 million in the prior quarter. The net loss from discontinued operations for the first nine months of 2006 of $28 million compares to a net loss of $29 million a year ago.

1	ROYAL BANK OF CANADA Third Quarter 2006

     As at July 31, 2006, the Tier 1 capital ratio of 9.6% was down from 9.7% a year ago, and up from 9.5% at the end of the previous quarter. The Total capital ratio of 12.4% was down 100 basis points (bps) from 13.4% a year ago, and down 10 bps from 12.5% the previous quarter.
PRESIDENT & CHIEF EXECUTIVE OFFICER’S MESSAGE
Our performance reflects the strength and diversity of our businesses, and I am pleased that we maintained momentum in executing our growth initiatives in North America and abroad. Net income was $1.18 billion and ROE was 23.1% this quarter. All three of our business segments delivered solid results again this quarter and contributed to our 20% growth in earnings over the third quarter of 2005.
     RBC Canadian Personal and Business had a record quarter as net income rose 9% from a year ago, driven by strong growth in our wealth management and banking businesses. Mutual fund and brokerage volumes and clients assets continued to grow, while our banking businesses experienced strong loan growth and improved deposit spreads. This was partially offset by higher variable compensation resulting from stronger business performance and higher costs in support of business growth.
     RBC U.S. and International Personal and Business also performed very well despite the continued strengthening of the Canadian dollar relative to the U.S. dollar. Its net income from continuing operations rose 39% from a year ago, or 52% in U.S. dollars. The improved results were driven by strong revenue growth in Wealth Management reflecting the inclusion of Abacus Financial Services Group (Abacus) and higher securities brokerage commissions in Global Private Banking, growth in fee-based client assets at RBC Dain Rauscher and solid revenue growth in Banking due to higher loan and deposit volumes and fee-based activities.
     RBC Capital Markets continued to deliver strong results with earnings up 29% compared with last year’s third quarter. This increase primarily reflected stronger trading results across our broad product categories due to improved market conditions and business expansion, a lower effective income tax rate and continuing robust merger & acquisition (M&A) activity in Canada. These factors were partially offset by higher variable compensation on strong business performance and lower corporate credit loss recoveries compared to a year ago.

	2006 Objectives	Nine-month Performance
1 Diluted earnings per share growth (1)	20%+	21.7%
2 Return on common equity (ROE)	20%+	23.3%
3 Revenue growth	6-8%	6%
4 Operating leverage (2)	> 3%	0%
5 Portfolio quality (3)	.40-.50%	.21%
6 Capital management: Tier 1 capital ratio	8%+	9.6%
7 Dividend payout ratio	40-50%	39%

(1)	Based on 2005 total reported diluted EPS of $5.13, which has been restated to $2.57 to reflect a stock dividend of one common share on each of our issued and outstanding common shares, paid on April 6, 2006.

(2)	Operating leverage is the difference between the revenue growth rate and the non-interest expense growth rate. Our 2006 objective for operating leverage is based on 2005 non-interest expense excluding the Enron Corp. litigation provision of $591 million recorded in the fourth quarter of 2005.

(3)	Ratio of specific provisions for credit losses to average loans and acceptances.
Performance review
As shown in the table above, we are on target to meet most of our 2006 financial objectives. Our diluted EPS growth, ROE and revenue growth for the first nine months are meeting our 2006 objectives. We continue to perform significantly better than our portfolio quality objective, supported by a stable credit environment. We also maintained our solid capital position, with our Tier 1 capital ratio remaining significantly above our target of 8% plus. However, year-to-date operating leverage continues to be below our annual objective of over 3%, largely due to our business mix, which includes a higher proportion of earnings from RBC Capital Markets and lower revenue from our insurance operations. Operating leverage has been positive in each of our Personal and Business segments. In light of the high level of earnings in the first nine months of this year, our dividend payout ratio of 39% is falling slightly short of our target payout ratio.
Progress on our strategic goals
We continued to make progress in the third quarter to achieve our three goals which are:
1.	To be the undisputed leader in financial services in Canada.

2.	To build on our strengths in banking, wealth management and capital markets in the United States.

3.	To be a premier provider of selected global financial services.
In Canada, July marked the 35th consecutive month of long-term fund net sales in excess of $100 million for RBC Asset Management with net sales totalling $676 million in the third quarter. We made a series of changes within the RBC Funds lineup, such as reducing management fees and minimum balance requirements, in order to provide greater value and accessibility to our products. For our banking clients, we introduced the RBC No Limit Account, a new high volume transaction account, which offers significant cost savings for those Canadians who rely on the convenience of debit cards for everyday transactions. RBC Insurance continued to build its strong distribution network by opening two new branches in Ontario, bringing its total branches across Canada to eight, thus making it easier for clients who prefer face-to-face contact with a licensed insurance advisor. RBC Capital Markets continued with high levels of M&A advisory activity in Canada, including acting as financial advisor to Inco on the current bids for the company by Phelps Dodge Corporation, Teck Cominco Limited and Companhia Vale do Rio Doce (CVRD).

2	ROYAL BANK OF CANADA Third Quarter 2006

In the U.S., RBC Centura announced on August 9th its intention to acquire Atlanta-based Flag Financial Corporation (Flag), which has 17 banking centres in metro Atlanta and Central and Western Georgia. The transaction is strategically aligned with RBC Centura’s focus to become the bank for business, business owners and professionals in the U.S. southeast and builds on Flag’s distinct business banking capability. RBC Dain Rauscher expanded its presence with new offices in Washington and Texas, and accelerated its recruiting of experienced financial consultants across the country. RBC Capital Markets public finance business continued to thrive through the first six months of calendar 2006 as RBC was co-leader in the U.S. municipal league tables for Senior Manager by number of issues (Thomson Financial).
     Internationally, we continued to invest in businesses that expand our distribution and broaden our product capabilities. For example, RBC Capital Markets launched an office in Edinburgh to strengthen our Scottish presence following Global Private Banking’s acquisition of Abacus in November 2005. RBC Capital Markets also announced the formation of a London-based team within the investment banking division to focus on the smaller quoted companies on the Official List and the Alternative Investment Market (AIM). The team will provide corporate finance, sales, research and market-making services to clients including natural resources, energy and technology companies. For the six months ended June 30, Pension and Investments magazine placed RBC Capital Markets Multi-Strategy Fund Index amid the top four funds in highest returns among individual hedge fund strategies.
     Our strategic goals are intended to provide better solutions to our clients and to deliver solid returns to our shareholders. Over the last twelve months, our total return to shareholders was 22%, which included 19% growth in our common share price.
Recent recognition
We are proud to have been named the most valuable brand in Canada in the first annual ranking of the Best Canadian Brands 2006. The ranking was conducted by Interbrand, which evaluated RBC the highest for financial strength, importance in driving consumer selection, and the likelihood of ongoing brand revenue. RBC Insurance was named “Favourite Travel Insurance Provider” by Canadian travel agents for the fourth consecutive year (Canadian Travel Press). In addition, RBC Capital Markets won the following Euromoney Awards for Excellence: Best Canadian Debt House, Best Canadian M&A House and Best Canadian Equity House. This was the first time in our history that we have won all three awards in one year.
These and other recognitions received to date acknowledge the ongoing efforts of our over 70,000 employees to focus on our clients while generating strong results for RBC. I would like to thank our clients for their continued business and employees for their hard work and dedication.

Gordon M. Nixon
President & Chief Executive Officer
SPECIFIED ITEMS
The following table highlights specified items that were included in our results in prior periods. There were no specified items identified in Q3 2006 or in any of the first three quarters of 2005.

	For the three months ended				For the nine months ended
	July 31 2006		April 30 2006		July 31 2006
(C$ millions)	Before-tax	After-tax	Before-tax	After-tax	Before-tax	After-tax	Segments

Credit card customer loyalty reward program liability			$(72)	$(47)	$(72)	$(47)	RBC Canadian Personal and Business

Agreement termination fee			51	33	51	33	RBC Canadian Personal and Business
Net gain on exchange of NYSE seats for NYX shares	No Specified Items		40	23	40	23	RBC Capital Markets and RBC U.S. and International Personal and Business

Income tax reduction			—	—	n.a.	70	Corporate Support
General allowance reversal			—	—	50	33	RBC Capital Markets
Hurricane-related charges			—	—	(61)	(61)	RBC Canadian Personal and Business
Amounts related to the transfer of IIS to RBC Dexia IS			—	—	(16)	(19)	RBC Capital Markets

n.a. not applicable
Q2 2006
Credit card customer loyalty reward program liability: We made a $72 million adjustment to our credit card customer loyalty reward program liability largely as a result of refinements to our model assumptions to reflect higher customer utilization of RBC Rewards points.
     Agreement termination fee: We received $51 million, in the quarter, related to the termination of an agreement.
     Net gain on exchange of NYSE seats for NYX shares: RBC Capital Markets and RBC U.S. and International Personal and Business respective broker dealer subsidiaries received shares in NYSE Group (NYX) in exchange for their respective New York Stock Exchange (NYSE) seats on March 7, 2006. This exchange resulted in a net gain of $32 million being recognized in RBC Capital Markets and a net gain of $8 million in RBC U.S. and International Personal and Business.

3	ROYAL BANK OF CANADA Third Quarter 2006

Q1 2006
Income tax reduction: A favourable resolution of an income tax audit related to prior years resulted in a $70 million reduction in income tax expense.
     General allowance reversal: We reversed $50 million of the general allowance related to our corporate loan portfolio in RBC Capital Markets, in light of the continued favourable credit conditions and the strengthening of the credit quality of the corporate loan portfolio.
     Hurricane-related charges: Additional liabilities for estimated net claims of $61 million (before-tax and after-tax) were expensed in our insurance business primarily related to Hurricane Wilma which occurred in late October 2005.
     Amounts related to the transfer of IIS to RBC Dexia IS: On January 2, 2006, we combined our Institutional & Investor Services (IIS) business, previously part of RBC Capital Markets, with the Dexia Fund Services business of Dexia Banque Internationale à Luxembourg (Dexia) in return for a 50% joint venture interest in the new company, RBC Dexia Investor Services (RBC Dexia IS). Net charges incurred associated with the transfer of our IIS business to RBC Dexia IS were $16 million before-tax ($19 million after-tax which included a write-off of deferred taxes).
Key events
Abacus: On November 30, 2005 we completed the acquisition of Abacus Financial Services Group Limited (Abacus) expanding our Wealth Management business line in RBC U.S. and International Personal and Business.
Subsequent to the quarter end: On August 9, 2006, we announced our intention to acquire Georgia-based Flag Financial Corporation and its subsidiary, Flag Bank which will expand our Banking operations in RBC U.S. and International Personal and Business. The acquisition is subject to normal closing conditions and is expected to be completed by the end of the calendar year.
Key Financial Measures (Non-GAAP)
We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on average common equity (ROE) and return on average risk capital (RORC). Management also assesses the performance of RBC Capital Markets using revenue on a taxable equivalent basis. While net income is determined in accordance with GAAP, the others are non-GAAP financial measures which do not have standardized meanings and may not be comparable to similar measures used by other companies.
     Our quarterly consolidated ROE calculation is based on annualized quarterly net income available to common shareholders divided by total average common equity for the period, which excludes preferred shares. Our quarterly RORC calculations are based on annualized quarterly net income available to common shareholders divided by attributed risk capital (which excludes goodwill and intangibles and unattributed equity). For a detailed description of these measures, refer to pages 46 and 47 of our 2005 Annual Report to Shareholders.
The following table provides a reconciliation of the consolidated ROE and RORC calculations.

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2006	2006	2005	2006	2005
(C$ millions, except percentage amounts)(1)(2)	Total	Total	Total	Total	Total

Net income from continuing operations	$1,194	$1,128	$1,001	$3,494	$2,894
Net loss from discontinued operations	(17)	(10)	(22)	(28)	(29)

Net income	$1,177	$1,118	$979	$3,466	$2,865
less: Preferred dividends	(13)	(11)	(11)	(34)	(31)

Net income available to common shareholders	$1,164	$1,107	$968	$3,432	$2,834

Average equity	$20,050	$19,700	$19,150	$19,700	$18,350
less: Unattributed common equity	2,300	2,100	2,700	2,450	2,150
less: Goodwill and intangible capital	4,800	4,900	4,950	4,650	4,900
Average risk capital (3)	$12,950	$12,700	$11,500	$12,600	$11,300

Return on common equity (ROE)	23.1%	23.0%	20.0%	23.3%	20.6%
Return on risk capital (RORC)	35.7%	35.7%	33.4%	36.4%	33.5%

Return on common equity (ROE) from continuing operations	23.1%	22.9%	20.2%	23.2%	20.6%
Return on risk capital (RORC) from continuing operations	36.2%	36.1%	34.1%	36.7%	33.8%

(1)	The average risk capital, goodwill and intangible capital, average attributed equity and average equity figures shown above and throughout this document represent rounded figures. These amounts are calculated using month-end balances for the period. The ROE and RORC measures shown above and throughout this document are based on actual balances before rounding.

(2)	Return on common equity and RORC include continuing and discontinued operations.

(3)	Average risk capital includes Credit, Market (trading and non-trading), Insurance, Operational and Business and fixed asset risk capital. For further details refer to Economic Capital in the Capital management section of the Report to Shareholders.

4	ROYAL BANK OF CANADA Third Quarter 2006

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER HIGHLIGHTS

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except per share, number of and percentage amounts)	2006	2006	2005	2006	2005

Continuing operations
Total revenue	$5,206	$5,122	$4,929	$15,288	$14,388
Non-interest expense	2,861	2,928	2,732	8,540	8,047
Provision for credit losses	99	124	128	270	352
Insurance policyholder benefits, claims and acquisition expense	627	619	681	1,898	1,885
Business realignment charges	—	—	1	—	5
Net income from continuing operations	1,194	1,128	1,001	3,494	2,894
Net loss from discontinued operations	(17)	(10)	(22)	(28)	(29)
Net income	$1,177	$1,118	$979	$3,466	$2,865

Segments — net income from continuing operations
RBC Canadian Personal and Business	$742	$608	$679	$2,019	$1,800
RBC U.S. and International Personal and Business (2)	111	106	80	318	255
RBC Capital Markets (2)	329	433	255	1,092	817
Corporate Support	12	(19)	(13)	65	22
Net income from continuing operations	$1,194	$1,128	$1,001	$3,494	$2,894

Total revenues from continuing operations
Earnings per share (EPS) — diluted (3)	$0.90	$0.85	$0.74	$2.64	$2.17
Return on common equity (ROE) (4)	23.1%	23.0%	20.0%	23.3%	20.6%
Return on risk capital (RORC) (4)	35.7%	35.7%	33.4%	36.4%	33.5%
Selected information from continuing operations
Earnings per share (EPS) — diluted (3)	$0.91	$0.86	$0.76	$2.66	$2.19
Return on common equity (ROE) (4)	23.1%	22.9%	20.2%	23.2%	20.6%
Return on risk capital (RORC) (4)	36.2%	36.1%	34.1%	36.7%	33.8%
Operating leverage (5)	0.9%	(0.7%)	7.2%	0.2%	9.3%
Net interest margin (6)
Tier 1 capital ratio	9.6%	9.5%	9.7%	9.6%	9.7%
Total capital ratio	12.4%	12.5%	13.4%	12.4%	13.4%
Selected balance sheet and other information
Total assets	$523,969	$502,893	$463,325	$523,969	$463,325
Securities	172,803	163,991	155,682	172,803	155,682
Consumer loans	146,502	140,998	134,670	146,502	134,670
Business and government loans	59,418	57,583	52,381	59,418	52,381
Deposits	334,702	322,787	304,497	334,702	304,497
Average common equity (4)	20,050	19,700	19,150	19,700	18,350
Average risk capital (4)	12,950	12,700	11,500	12,600	11,300
Risk-adjusted assets (6)	218,482	210,965	190,908	218,482	190,908
Assets under administration — RBC	493,700	487,900	1,727,000	493,700	1,727,000
— RBC Dexia IS (7)	1,832,700	1,832,100	—	1,832,700	—
Assets under management	114,600	113,700	104,900	114,600	104,900
Common share information (3)
Shares outstanding (000s) — average basic	1,279,300	1,282,694	1,286,204	1,281,815	1,281,748
— average diluted	1,297,340	1,301,645	1,306,047	1,301,165	1,303,044
— end of period	1,281,279	1,286,064	1,294,476	1,281,279	1,294,476
Dividends per share	$0.36	$0.36	$0.31	$1.04	$0.86
Dividend yield	3.1%	3.0%	3.2%	3.0%	3.2%
Share price on the TSX — close	$46.03	$47.84	$38.70	$46.03	$38.70
Business information for continuing operations (number of)
Employees (full-time equivalent)	60,875	59,206	60,627	60,875	60,627
Bank branches	1,430	1,424	1,417	1,430	1,417
Automated banking machines	4,297	4,272	4,321	4,297	4,321

Period average USD equivalent of C$1.00 (4)	$0.896	$0.877	$0.810	$0.879	$0.816
Period-end USD equivalent of C$1.00	0.884	0.894	0.817	0.884	0.817

(1)	Net income before income taxes and non-controlling interest in subsidiaries.

(2)	All amounts have been restated to reflect the transfer of our housing tax credit syndication business from RBC U.S. and International Personal and Business to RBC Capital Markets, which was effective February 1, 2006.

(3)	On April 6, 2006, we paid a stock dividend of one common share on each of our issued and outstanding common shares. The effect is the same as a two-for-one split of our common shares. All common share and per share information have been restated to reflect the stock dividend.

(4)	Average amounts are calculated using month-end balances for the period. Average risk capital and the Return on risk capital are non-GAAP financial measures. Refer to Key financial measures (non-GAAP) section for further discussion.

(5)	Defined as the difference between the revenue growth rate and the non-interest expense growth rate.

(6)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

(7)	Assets under administration — RBC Dexia IS represents the total assets under administration (AUA) of the joint venture, of which we have a 50% ownership interest. RBC Dexia IS was created on January 2, 2006, and we contributed AUA of $1,400 billion to the joint venture at that time. As RBC Dexia IS reports on a one-month lag basis, Assets under administration — RBC Dexia IS reported for the third quarter of 2006 are as at June 30, 2006.

5	ROYAL BANK OF CANADA Third Quarter 2006

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
CONSOLIDATED BALANCE SHEETS (unaudited)

	July 31	April 30	October 31	July 31
(C$ millions)	2006	2006	2005	2005

Assets
Cash and due from banks	$3,814	$5,222	$5,001	$5,287

Interest-bearing deposits with banks	11,430	8,878	5,237	6,476

Securities
Trading account	137,672	127,026	125,760	117,545
Investment account	34,475	36,301	34,060	37,462
Loan substitute	656	664	675	675

	172,803	163,991	160,495	155,682

Assets purchased under reverse repurchase agreements and securities borrowed	63,981	56,301	42,973	44,471

Loans
Residential mortgage	95,688	92,506	91,043	88,029
Personal	44,022	42,441	41,045	40,628
Credit cards	6,792	6,051	6,200	6,013
Business and government	59,418	57,583	53,626	52,381

	205,920	198,581	191,914	187,051
Allowance for loan losses	(1,415)	(1,435)	(1,498)	(1,569)

	204,505	197,146	190,416	185,482

Other
Customers’ liability under acceptances	9,606	8,876	7,074	7,005
Derivative-related amounts	37,139	42,192	38,834	38,677
Premises and equipment	1,717	1,699	1,708	1,722
Goodwill	4,137	4,105	4,203	4,278
Other intangibles	644	686	409	475
Assets of operations held for sale	167	172	263	1,625
Other assets	14,026	13,625	12,908	12,145

	67,436	71,355	65,399	65,927

	$523,969	$502,893	$469,521	$463,325

Liabilities and shareholders’ equity
Deposits
Personal	$113,590	$113,437	$111,618	$112,370
Business and government	178,598	170,145	160,593	156,970
Bank	42,514	39,205	34,649	35,157

	334,702	322,787	306,860	304,497

Other
Acceptances	9,606	8,876	7,074	7,005
Obligations related to securities sold short	40,508	36,014	32,391	34,202
Obligations related to assets sold under repurchase agreements and securities loaned	38,030	28,315	23,381	20,998
Derivative-related amounts	40,839	47,072	42,592	42,391
Insurance claims and policy benefit liabilities	7,352	7,182	7,117	6,914
Liabilities of operations held for sale	36	32	40	50
Other liabilities	20,027	20,388	18,408	15,680

	156,398	147,879	131,003	127,240

Subordinated debentures	7,822	7,839	8,167	8,839

Trust capital securities	1,400	1,390	1,400	1,392

Preferred share liabilities	300	300	300	300

Non-controlling interest in subsidiaries	1,800	1,947	1,944	815

Shareholders’ equity
Preferred shares	1,300	1,000	700	832
Common shares (1) (shares issued — 1,281,279,227; 1,286,064,042; 1,293,501,544; and 1,294,476,444)	7,176	7,191	7,170	7,126
Contributed surplus	287	278	265	254
Retained earnings	15,120	14,649	13,704	13,748
Treasury shares — preferred (shares held - 100,100; 212,920; 90,600 and nil)	(43)	(5)	(2)	—
— common (1) (shares held - 5,526,196; 5,512,017; 7,052,552 and 7,037,382)	(181)	(178)	(216)	(215)
Net foreign currency translation adjustments	(2,112)	(2,184)	(1,774)	(1,503)

	21,547	20,751	19,847	20,242

	$523,969	$502,893	$469,521	$463,325

(1)	The number of common shares issued and the number of common shares held as treasury shares have been adjusted retroactively for the stock dividend paid on April 6, 2006.

6	ROYAL BANK OF CANADA Third Quarter 2006

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2006	2006	2005	2006	2005

Interest income
Loans	$3,277	$3,066	$2,767	$9,313	$7,931
Securities	1,569	1,502	1,084	4,515	3,312
Assets purchased under reverse repurchase agreements and securities borrowed	839	594	377	1,918	919
Deposits with banks	155	87	55	314	170

	5,840	5,249	4,283	16,060	12,332

Interest expense
Deposits	2,853	2,488	1,829	7,667	4,961
Other liabilities	1,126	1,046	683	3,034	2,025
Subordinated debentures	104	106	114	318	333

	4,083	3,640	2,626	11,019	7,319

Net interest income	1,757	1,609	1,657	5,041	5,013

Non-interest income
Insurance premiums, investment and fee income	821	806	886	2,485	2,472
Trading revenue	683	724	452	1,954	1,286
Investment management and custodial fees	331	334	313	980	915
Securities brokerage commissions	291	347	274	947	863
Service charges	306	290	289	890	847
Mutual fund revenue	328	316	245	905	703
Underwriting and other advisory fees	253	259	251	731	793
Card service revenue	158	46	158	349	427
Foreign exchange revenue, other than trading	118	118	109	332	289
Credit fees	66	56	46	178	139
Securitization revenue	61	61	65	171	202
Gain on sale of investment account securities	11	22	33	72	73
Other	22	134	151	253	366

Non-interest income	3,449	3,513	3,272	10,247	9,375

Total revenue	5,206	5,122	4,929	15,288	14,388

Provision for credit losses	99	124	128	270	352

Insurance policyholder benefits, claims and acquisition expense	627	619	681	1898	1885

Non-interest expense
Human resources	1,848	1,870	1,715	5,511	5,109
Equipment	233	236	247	700	715
Occupancy	196	189	188	567	559
Communications	168	173	155	487	458
Professional fees	159	156	132	452	359
Outsourced item processing	70	80	73	223	223
Amortization of other intangibles	20	20	16	54	51
Other	167	204	206	546	573

	2,861	2,928	2,732	8,540	8,047

Business realignment charges	—	—	1	—	5

Income from continuing operations before income taxes	1,619	1,451	1,387	4,580	4,099
Income taxes	381	348	392	1,061	1,188

Net income before non-controlling interest	1,238	1,103	995	3,519	2,911
Non-controlling interest in net income of subsidiaries	44	(25)	(6)	25	17

Net income from continuing operations	1,194	1,128	1,001	3,494	2,894
Net loss from discontinued operations	(17)	(10)	(22)	(28)	(29)

Net income	$1,177	$1,118	$979	$3,466	$2,865

Preferred dividends	(13)	(11)	(11)	(34)	(31)

Net income available to common shareholders	1,164	1,107	968	3,432	2834

Average number of common shares (1) (in thousands)	1,279,300	1,282,694	1,286,204	1,281,815	1,281,748
Basic earnings per share (in dollars)	$0.91	$0.86	$0.75	$2.68	$2.21
Basic earnings per share from continuing operations (in dollars)	$0.92	$0.87	$0.77	$2.70	$2.23
Basic earnings (loss) per share from discontinued operations (in dollars)	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.02)

Average number of diluted common shares (1) (in thousands)	1,297,340	1,301,645	1,306,047	1,301,165	1,303,044
Diluted earnings per share (in dollars)	$0.90	$0.85	$0.74	$2.64	$2.17
Diluted earnings per share from continuing operations (in dollars)	$0.91	$0.86	$0.76	$2.66	$2.19
Diluted earnings (loss) per share from discontinued operations (in dollars)	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.02)

Dividends per share (1) (in dollars)	$0.36	$0.36	$0.31	$1.04	$0.86

(1)	The average number of common shares, average number of diluted common shares, basic and diluted earnings per share, as well as dividends per share, have been adjusted retroactively for the stock dividend paid on April 6, 2006.

7	ROYAL BANK OF CANADA Third Quarter 2006

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2006	2006	2005	2006	2005

Preferred shares
Balance at beginning of period	$1,000	$700	$832	$700	$532
Issued	300	300	—	600	300

Balance at end of period	1,300	1,000	832	1,300	832

Common shares
Balance at beginning of period	7,191	7,189	7,091	7,170	6,988
Issued	16	38	35	97	149
Purchased for cancellation	(31)	(36)	—	(91)	(11)

Balance at end of period	7,176	7,191	7,126	7,176	7,126

Contributed surplus
Balance at beginning of period	278	299	242	265	169
Renounced stock appreciation rights	(1)	—	—	(1)	(2)
Stock-based compensation awards	10	(19)	13	(20)	12
Initial adoption of AcG-15, Consolidation of Variable Interest Entities	—	—	—	—	54
Other	—	(2)	(1)	43	21

Balance at end of period	287	278	254	287	254

Retained earnings
Balance at beginning of period	14,649	14,284	13,173	13,704	12,065
Net income	1,177	1,118	979	3,466	2,865
Preferred share dividends	(13)	(11)	(11)	(34)	(31)
Common share dividends	(461)	(463)	(393)	(1,336)	(1,098)
Premium paid on common shares purchased for cancellation	(222)	(272)	—	(663)	(53)
Issuance costs	(10)	(7)	—	(17)	—

Balance at end of period	15,120	14,649	13,748	15,120	13,748

Treasury shares — preferred
Balance at beginning of period	(5)	(3)	—	(2)	—
Net sales (purchases)	(38)	(2)	—	(41)	—

Balance at end of period	(43)	(5)	—	(43)	—

Treasury shares — common
Balance at beginning of period	(178)	(199)	(227)	(216)	(294)
Net sales (purchases)	(3)	21	12	35	133
Initial adoption of AcG-15, Consolidation of Variable Interest Entities	—	—	—	—	(54)

Balance at end of period	(181)	(178)	(215)	(181)	(215)

Net foreign currency translation adjustments
Balance at beginning of period	(2,184)	(2,035)	(1,305)	(1,774)	(1,556)
Unrealized foreign currency translation gain (loss)	276	(253)	(713)	(590)	31
Foreign currency gain (loss) from hedging activities	(204)	104	515	252	22

Balance at end of period	(2,112)	(2,184)	(1,503)	(2,112)	(1,503)

Shareholders’ equity at end of period	$21,547	$20,751	$20,242	$21,547	$20,242

8	ROYAL BANK OF CANADA Third Quarter 2006

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2006	2006	2005	2006	2005

Cash flows from operating activities
Net income from continuing operations	$1,194	$1,128	$1,001	$3,494	$2,894
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	99	124	128	270	352
Depreciation	102	99	104	299	311
Business realignment charges	—	—	—	—	(3)
Business realignment payments	(14)	(16)	(20)	(57)	(64)
Future income taxes	154	19	(51)	194	(199)
Amortization of other intangibles	20	20	16	54	51
(Gain) loss on sale of premises and equipment	(4)	(4)	(6)	(13)	(15)
(Gain) loss on loan securitizations	8	(1)	(15)	18	(72)
(Gain) loss on sale of investment account securities	(11)	(22)	(33)	(72)	(73)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	170	32	54	235	426
Net change in accrued interest receivable and payable	234	(143)	(71)	104	(158)
Current income taxes	(261)	(119)	336	(415)	(57)
Derivative-related assets	5,053	(3,955)	(2,262)	1,695	220
Derivative-related liabilities	(6,233)	4,404	1,162	(1,753)	190
Trading account securities	(10,646)	4,525	(15,737)	(11,912)	(28,223)
Net change in brokers and dealers receivable and payable	836	(1,655)	(1,181)	(1,435)	(859)
Other	(1,359)	3,052	1,050	2,062	1,362

Net cash from (used in) operating activities from continuing operations	(10,658)	7,488	(15,525)	(7,232)	(23,917)
Net cash from (used in) operating activities from discontinued operations	(4)	(27)	11	(18)	23

Net cash from (used in) operating activities	(10,662)	7,461	(15,514)	(7,250)	(23,894)

Cash flows from investing activities
Change in interest-bearing deposits with banks	(2,552)	2,035	567	(6,193)	(209)
Change in loans, net of loan securitizations	(9,701)	(8,002)	(8,693)	(24,354)	(19,761)
Proceeds from loan securitizations	1,406	1,665	637	5,770	3,315
Proceeds from sale of investment account securities	2,821	2,456	1,445	8,955	22,237
Proceeds from maturity of investment account securities	6,950	8,979	2,829	22,972	13,091
Purchases of investment account securities	(7,014)	(12,355)	(4,200)	(27,784)	(31,837)
Change in loan substitute securities	8	10	—	19	26
Net acquisitions of premises and equipment	(121)	(63)	(72)	(302)	(295)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(7,680)	(8,737)	(890)	(21,008)	2,478
Net cash used in acquisitions	—	—	—	(242)	—

Net cash used in investing activities from continuing operations	(15,883)	(14,012)	(8,377)	(42,167)	(10,955)
Net cash from (used in) investing activities from discontinued operations	(4)	18	2	82	768

Net cash used in investing activities	(15,887)	(13,994)	(8,375)	(42,085)	(10,187)

Cash flows from financing activities
Change in deposits	11,915	7,915	21,005	27,842	32,638
Issue of subordinated debentures	—	—	800	—	800
Repayment of subordinated debentures	(22)	(246)	(16)	(268)	(86)
Issue of preferred shares	300	300	—	600	300
Issuance costs	(5)	(7)	—	(12)	(3)
Issue of common shares	14	34	33	88	138
Purchase of common shares for cancellation	(253)	(308)	—	(754)	(64)
Net sales (purchases) of treasury shares	(41)	19	11	(6)	126
Dividends paid	(474)	(422)	(365)	(1,321)	(1,065)
Dividends/distributions paid by subsidiaries to non-controlling interests	—	49	(4)	(17)	(7)
Change in obligations related to assets sold under repurchase agreements and securities loaned	9,715	(526)	1,426	14,649	(5,475)
Change in obligations related to securities sold short	4,494	158	2,021	8,117	9,197
Change in short-term borrowings of subsidiaries	(524)	144	175	(697)	(818)

Net cash from financing activities from continuing operations	25,119	7,110	25,086	48,221	35,681

Net cash from financing activities	25,119	7,110	25,086	48,221	35,681

Effect of exchange rate changes on cash and due from banks	22	(37)	(46)	(73)	(24)

Net change in cash and due from banks	(1,408)	540	1,151	(1,187)	1,576
Cash and due from banks at beginning of period	$5,222	$4,682	$4,136	$5,001	$3,711

Cash and due from banks at end of period	3,814	5,222	5,287	3,814	5,287

Supplemental disclosure of cash flow information
Amount of interest paid in period	$4,040	$3,356	$2,587	$10,643	$7,121
Amount of income taxes paid in period	$432	$504	$324	$1,511	$1,410

9	ROYAL BANK OF CANADA Third Quarter 2006

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation. We may make such statements in this earnings release, in other filings with Canadian regulators or the SEC, or in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2006, our medium-term goal, and strategies to achieve our objectives and medium-term goal, as well as statements with respect to our beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” “forecast,” “objective,” and words and expressions of similar import are intended to identify forward-looking statements.
     By their very nature, forward-looking statements involve numerous factors and assumptions, and inherent risks and uncertainties, both general and specific which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, outlook, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the management of credit, market, liquidity and funding and operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and British pound; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial or regulatory judgments and legal proceedings; our ability to obtain accurate and complete information from or on behalf of our customers and counterparties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; reputational risks; and other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits, natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to the war on terrorism; and our success in anticipating and managing the foregoing risks.
     Additional information about these factors can be found under Risk management and Additional risks that may affect future results in our 2005 Annual Report.
     We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Royal Bank of Canada, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
ACCESS TO QUARTERLY RESULTS MATERIALS
Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, Q3 2006 Report to Shareholders, and supplementary financial information on our website at rbc.com/investorrelations.
Quarterly conference call and webcast presentation
The conference call is scheduled for Friday, August 25, 2006 at 2:00 p.m. (EDT). At that time, senior executives will comment on the results for the third quarter and respond to questions from analysts and institutional investors. Interested parties can listen to our third quarter results conference call with analysts and institutional investors live, and archived, via the Internet and toll-free telephone:
via the Internet at:
rbc.com/investorrelations/conference
via telephone at:
416-340-2216 (within Toronto) or 1-866-898-9626 (toll-free outside Toronto). Please call between 1:50 and 1:55 p.m. (EDT). A recording of the conference call can be accessed after 5:00 p.m. (EDT) on August 25, 2006 until November 24, 2006, at 416-695-5800 or 1-800-408-3053, by entering passcode 3191933.
Media Relations Contact
Beja Rodeck, Media Relations, beja.rodeck@rbc.com, 416-974-5506 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)
Investor Relations Contacts
Dave Mun, Senior IR Professional, Investor Relations, dave.mun@rbc.com, 416-955-7808
ABOUT RBC FINANCIAL GROUP
Royal Bank of Canada (RY on TSX and NYSE) uses the initials RBC as a prefix for its businesses and operating subsidiaries which operate under the master brand name of RBC Financial Group. Royal Bank of Canada is Canada’s largest bank as measured by market capitalization and assets, and is one of North America’s leading diversified financial services companies. It provides personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. We employ approximately 70,000 full- and part-time employees who serve more than 14 million personal, business and public sector clients through offices in North America and some 30 countries around the world. For more information, please visit rbc.com.
Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC FINANCIAL GROUP, RBC INSURANCE, RBC CENTURA, RBC DAIN RAUSCHER, RBC MORTGAGE, RBC CAPITAL MARKETS, RBC CANADIAN PERSONAL AND BUSINESS, RBC U.S. AND INTERNATIONAL PERSONAL AND BUSINESS, RBC ASSET MANAGEMENT, RBC CAPITAL TRUST, RBC FUNDS, RBC NO LIMIT ACCOUNT and RBC REWARDS, which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders. RBC Dexia IS and affiliated RBC Dexia companies are licensed users of the RBC trademark.

10	ROYAL BANK OF CANADA Third Quarter 2006